

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 19, 2017

Michael Pope
Senior Vice President and Chief Financial Officer
Shutterfly, Inc.
2800 Bridge Parkway
Redwood City, California 94065

>   **Re: Shutterfly, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Response dated April 7, 2017**
>   **File No. 001-33031**

Dear Mr. Pope:

We have reviewed your April 7, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and results of operations, page 36

Basis of Presentation, page 37

1. We note your response to comment one. We note your rationale for presenting colocation costs as well as computer and network hardware and software costs incurred to run your websites and store user data in Technology and Development Expense is that such costs benefit all users of the sites, regardless of whether those users generate revenues for the Company.   We also note that you considered whether your data center costs are similar to occupancy costs for retail businesses, and that although the underlying costs are different, you believe that the analogy is relevant to your considerations and support your position. Tell us in more detail how you considered the fact that in order to generate revenue from a

Michael Pope
Shutterfly, Inc.
May 19, 2017
Page 2

transaction with a user, you are required to provide to that specific user, specific services consisting of the access to your website for the ability to organize, store and share photos. Regarding certain network technology costs described in your response, tell us in more detail why you believe that these costs should not be classified as cost of revenue. Also, if a portion of these costs are part of cost of revenue, it appears that you should use a reasonably methodology to allocate these costs.

Results of Operations, page 42

Consumer Segment, page 43

2. We note your response to comment two. Tell us whether, and why, you believe that your discussion in your earnings call regarding your dissatisfaction with consumer growth rate, Shutterfly cards and stationery results, as well as softness and declining performance in the non-Shutterfly brands are not indicative of known material trends that may have a significant impact on your future operating results and liquidity. Refer to Item 303(a)(3)(ii) of Regulation S-K. Also, tell us in more detail why you believe that discussing these factors in your MD&A is not necessary to provide sufficient insight for a reader to see the business through the eyes of management.

You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications